UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

[redacted] g

10026992

Washington, DC
105

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 2 6 2010
Washington, DC
105

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SEC FILE NUMBER
8-68208

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY) *

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Investment Research Consortium Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

420 Lexington Avenue, Suite 1430
(No. and Street)

New York (City) New York (State) 10170 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Brian O'Day 212-216-9727
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Halpern & Associates, LLC
(Name – *if individual, state last, first, middle name*)

218 Danbury Road (Address) Wilton (City) CT (State) 06897 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JD 3/10/2010

OATH OR AFFIRMATION

I, ______Brian O'Day____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ______Investment Research Consortium Securities, LLC____, as of ____December 31____________________________, 2009_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

B O'D
Signature

CEO
Title

Patricia Abdelnour
Notary Public

Patricia Abdelnour
Notary Public
My Commission Expires Sept. 30, 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INVESTMENT RESEARCH CONSORTIUM SECURITIES, LLC
(SUCCESSOR TO LAFFER ADVISORS INCORPORATED)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

Halpern & Associates, LLC
Certified Public Accountants and Consultants
218 Danbury Road • Wilton, CT 06897 • (203) 210-7364 • FAX (203) 210-7370 • Info@Halpernassoc.com

INDEPENDENT AUDITORS' REPORT

To the Member of
Investment Research Consortium Securities, LLC
(Successor to Laffer Advisors Incorporated)

We have audited the accompanying statement of financial condition of Investment Research Consortium Securities, LLC (successor to Laffer Advisors Incorporated), (the "Company") as of December 31, 2009. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Investment Research Consortium Securities, LLC (F/K/A Laffer Advisors Incorporated) as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Halpern & Associates, LLC

Wilton, Connecticut
February 2, 2009

INVESTMENT RESEARCH CONSORTIUM SECURITIES, LLC
(SUCCESSOR TO LAFFER ADVISORS INCORPORATED)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

ASSETS

Cash	$305,979
Referral fees receivable	
Other assets	23,292
TOTAL ASSETS	$329,271

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Accrued expenses	$ 40,465
MEMBER'S EQUITY	
Additional paid-in capital	248,469
Retained earnings	119,835
TOTAL MEMBER'S EQUITY	368,304
TOTAL LIABILITIES AND MEMBER'S EQUITY	$408,769

The accompanying notes are an integral part of this statement.

INVESTMENT RESEARCH CONSORTIUM SECURITIES, LLC
(SUCCESSOR TO LAFFER ADVISORS INCORPORATED)

NOTES TO STATEMENT OF FINANCIAL POSITION

FOR THE YEAR ENDED DECEMBER 31, 2009

1. NOTES ON SIGNIFICANT BUSINESS ACTIVITIES

Investment Research Consortium Securities, LLC (successor to Laffer Advisors Incorporated) (the "Company") is a wholly owned subsidiary of Investment Research Consortium, LLC (the "Parent"). The Company is registered with the Securities and Exchange Commission (the "SEC") and the Financial Industry Regulatory Authority ("FINRA") as a broker/dealer. In October 2008, the Company purchased Laffer Advisors, Inc. ('Laffer') a registered broker-dealer with FINRA and the SEC. On April 2, 2009 the Company filed a broker-dealer successor application with FINRA. On July 2, 2009 FINRA accepted the Company's broker-dealer successor application and Laffer ceased all business operations.

The Company was organized primarily to provide buy-side investors with research through a consortium of independent investment research firms. The Company does not make markets or maintain proprietary positions in any securities.

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker-dealer, clearing organization, customer and/or other counterparty with which it conducts business.

2. SIGNIFICANT ACCOUNTING POLICIES

The Company maintains its books and records on an accrual basis in accordance with accounting principles generally accepted (GAAP) in the United States of America which requires management to make estimates and assumptions that affect reported amounts in the financial statements. Actual results could differ from those estimates.

The Company's financial instruments that are potentially exposed to concentrations of credit risk consist primarily of cash and cash equivalents. The Company places its cash with quality financial institutions. At times, cash balances may be in excess of balances insured by FDIC.

In accordance with GAAP, management implemented Statement of Financial Accounting Standards No. 157 ("ASC 820") (Valuation of Investments in Securities and Securities Sold Short at Fair Value - Definition and Hierarchy) and has determined that it bears no material effect on the financial statements as presented.

3. CASH AND CASH EQUIVALENTS

The Company considers all highly liquid debt instruments and other short-term investments with an initial maturity of three months or less to be cash equivalents.

4. PROVISION FOR INCOME TAXES

The Company is recognized as a single member Limited Liability Company (an "LLC") by the Internal Revenue Service. As such, it is treated as a disregarded entity and is not subject to income taxes. The Company's income or loss is reportable by its member ("The Parent'") on its tax return.

In accordance with FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("ASC 740") the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce net assets. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. It must be applied to all existing tax positions upon initial adoption and the cumulative effect, if any, is to be reported as an adjustment to net assets as of January 1, 2009. Based on its analysis, the Company has determined that the adoption of this policy did not have a material impact on the Company financial statements upon adoption.

The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in portfolio maintenance fees, if assessed. No interest expense or penalties have been assessed for the period ended December 31, 2009.

5. RELATED PARTY TRANSACTION

The Company has been operating under an amended Sublease Agreement as well as an amended Services Agreement, both dated February 5, 2009, requiring monthly payments. During the year ended December 31, 2009, payments of $114,000 and $111,175 respectively are reflected in the Company's financial statements. On February 5, 2010, the Company exercised its option to terminate the Agreements within a 120 day notice.

6. RULE 15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k) (2) (ii) in that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of $265,514 which exceeded the minimum requirement of $5,000 by $260,514. The Company's ratio of aggregate indebtedness to net capital ratio was 0.15 to 1.

INVESTMENT RESEARCH CONSORTIUM SECURITIES, LLC

REPORT PURSUANT TO
SECURITIES AND EXCHANGE COMMISSION RULE 17a-5 (e) (4)

FOR THE FISCAL PERIOD
BEGINNING APRIL 1, 2009 AND ENDING DECEMBER 31, 2009

Halpern & Associates, LLC
Certified Public Accountants and Consultants
218 Danbury Road • Wilton, CT 06897 • (203) 210-7364 • FAX (203) 210-7370 • Info@Halpernassoc.com

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Member of
Investment Research Consortium Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2009, which were agreed to by Investment Research Consortium Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating Investment Research Consortium Securities, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Investment Research Consortium Securities, LLC's management is responsible for Investment Research Consortium Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the period April 1, 2009 to December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the same period, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report relates only to the schedule referred to above, and does not extend to the financial statements of Investment Research Consortium Securities, LLC.

Halpern & Associates, LLC

Wilton, Connecticut
February 2, 2009

INVESTMENT RESEARCH CONSORTIUM SECURITIES, LLC

SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION ASSESSMENTS AND PAYMENTS

From April 1, 2009 to December 31, 2009

	DATE PAID OR FILED	PAYMENTS MADE	ANNUAL ASSESSMENT PER REPORT
SIPC-4 general assessment FY 2009	January 6, 2009	$ 150	
SIPC-6 general assessment for the fiscal period beginning April 1, 2009 and ending June 30, 2009	July 23, 2009	888	
SIPC-7T general assessment for the fiscal period beginning April 1, 2009 and ending December 31, 2009	February 2, 2010	1,077	$ 2,115
		$ 2,115	$ 2,115

See the accompanying Independent Auditors' Report.